James F. Palmer Executive Vice President and Chief Financial Officer	Visteon Corporation One Village Center Drive Van Buren Twp., MI 48111 Tel 734.710.7110 Fax 734.710.7112 jpalme55@visteon.com
August 25, 2006
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Attention:	Mr. Michael Fay, Branch Chief Mr. Jeffrey Sears

Re:	Visteon Corporation File No. 001-15827 Form 10-K: For the Year Ended December 31, 2005
Gentlemen:
     This letter is in response to your comment letter dated August 11, 2006 directed to Mr. Michael F. Johnston, Chief Executive Officer of Visteon Corporation (the “Company”). Your comments are reproduced below in bold italics, followed in each case by the Company’s response.
Form 10-K: For the Year Ended December 31, 2005
Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations, page 60
     1.    We note from the business section of your Form 10-K that on October 1, 2005, you sold all of the capital stock of the parent company of Automotive Components Holdings, LLC (“ACH”) to Ford. In connection with this transaction, it appears that you disposed of 23 of your North American facilities, as well as, certain other related assets and liabilities. Based upon our review of the summary quarterly financial data contained in Note 19 to your financial statements, and our review of your Form 10-Q for the period ended March 31, 2006, it appears that the disposal of the 23 North American facilities has resulted in a significant decline in i) the amount of revenues that you have recognized and ii) the amount of expenses that you have incurred, in periods subsequent to the ACH transaction. Thus, it appears that the operations and cash flows of the disposed facilities have been eliminated from your ongoing operations. As it appears that ACH (i.e. the group of transferred facilities) would

Securities and Exchange Commission
Division of Corporate Finance
August 25, 2006

have qualified as a component of your company prior to disposal, and that the operations and cash flows associated with ACH have been substantially eliminated upon sale of the business, please tell us why i) the “gain on ACH Transactions” and ii) the operations of ACH prior to its sale were not classified as discontinued operations in your statement of operations. If you believe that the contracts that you entered into in connection with the sale of ACH (e.g. the employee lease agreements, master services agreement, or purchase and supply agreements) will result in the recognition of significant continuing cash flows associated with ACH or result in significant continuing involvement with ACH, please tell us the basis of your conclusion. We note that significant continuing involvement should result in your ability to influence the operating and/or the financial policies of ACH. Please refer to paragraphs 41 through 43 of SFAS No. 144, and the related guidance provided in EITF 03-13.
          The gain on ACH Transactions and the operations of ACH prior to its sale were not classified as discontinued operations in the Company’s statement of operations because the transaction did not meet all of the relevant criteria necessary for discontinued operations accounting treatment per paragraph 42 of SFAS No. 144, which states, in relevant part, that:
The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if both of the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.
          In making its determination of whether the ACH Transactions should receive discontinued operations accounting and disclosure treatment under SFAS No. 144, the Company first considered if any of the ACH businesses disposed of represented separate components of the Company. Per SFAS No. 144, a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes from the rest of the entity and which may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group. The Company has historically defined asset groups or components of its business on a global product line level. Based on this assessment, the Company evaluated the ACH businesses disposed of at the global product line level and concluded that the substantial majority of the ACH businesses disposed of in connection with the ACH Transactions do not constitute separate “components” of the Company in accordance with SFAS No 144. Specifically, the global product line analysis resulted in the conclusion that approximately 80% of the ACH businesses disposed of were not separate components of the Company, rather, such ACH businesses disposed of represented only the U.S. portion of a global product line and the Company continues to be involved in the production of these products after the ACH disposal transaction.

Securities and Exchange Commission
Division of Corporate Finance
August 25, 2006

          The remaining ACH businesses disposed of that did represent separate components of the Company included the global catalytic converter, glass, seat systems, and steering column product lines. For these components, the Company analyzed the requirements for discontinued operations accounting treatment of SFAS No. 144 by assessing the remaining criteria of paragraph 42. In performing this assessment the Company consulted the guidance contained within EITF No. 03-13, which provides specific criteria on how to assess if a) the cash flows of the component have been (or will be) eliminated, and (b) whether the entity will have any significant continuing involvement in the operation of the component after the disposal transaction.
          Under EITF No. 03-13, determining whether the cash flows of the component have been (or will be) eliminated requires a determination as to whether the cash flows will continue and if they are considered direct cash flows. Direct cash flows are related to either the revenue-producing or cost-generating activities of the disposed business, such as purchasing or selling products or services. The Company continues to recognize cash flows associated with cost-generating activities (cash outflows) of the ACH businesses pursuant to various multi-year agreements ranging from 4 to 7 years entered into in connection with the ACH Transactions, including the Master Services Agreement, Visteon Salaried Employee Lease Agreement, Visteon Hourly Employee Lease Agreement, Purchase and Supply Agreements and IP and Software Agreements. Thus the cash flows for ACH businesses disposed of that qualify as a component of the Company have not been eliminated from the ongoing operations of the Company as a result of the disposal transaction. Additionally, since these cost-generating activities include the ongoing purchasing of products and services between the Company and ACH these cash flows qualify as direct cash flows under EITF No. 03-13.
          Additionally, and in accordance with EITF No. 03-13, the Company concluded that the continuing direct cash flows associated with the ACH businesses that qualify as components of the Company were significant. The significance of the continuing direct cash flows between the Company and ACH was determined by a comparison between the expected continuing cash flows to be generated by the Company after the disposal transaction and the cash flows that would have been expected to be generated by the ACH businesses absent the disposal transaction. Examples set forth in EITF No. 03-13 suggest levels of 5% or smaller are not significant, levels of 20% or greater are significant, and those between 5% — 20% need to be evaluated and are subject to management’s best judgment based on individual facts and circumstances.

Securities and Exchange Commission
Division of Corporate Finance
August 25, 2006

          As of the date of the ACH Transactions the annual continuing direct cash flows associated with the ACH businesses that qualify as components of the Company were estimated, as follows:

	Steering	Catalytic	Seat
Description	Columns	Converters	Systems	Glass

ACH cash flows absent disposal
Sales	$120	$930	$20	$510
Expense	127	916	24	546

Pre-tax profit	$(7)	$14	$(4)	$(36)

Visteon continuing cash flows
Product Sales:
Consolidated	$—	$21	$—	$—
Service Revenues:
Engineering	4	16	1	6
Manufacturing	4	16	1	27
SG&A	7	47	1	18

Total	$15	$101	$3	$51

As % expense	12%	11%	14%	9%
As % sales	12%	11%	17%	10%
          Based on the above analysis as of the date of the ACH Transactions, the Company concluded that the estimated continuing direct cash flows after the disposal transaction of the ACH businesses that qualify as components are considered significant. In accordance with paragraph 13 of EITF No. 03-13, the Company continues to reassess these cash flows, which remain significant.
          Other qualitative factors considered in assessing the significance of the ongoing cash flows included the fact that ACH was structured to operate with very few of its own employees and leased the services of the Company’s employees pursuant to the employee transition agreements. Leased employees of the Company represent substantially all salaried engineering, plant management and selling and administrative employees of ACH. Also considered was the fact that the term of these agreements could run for up to seven years, thus the arrangements are not temporary in nature.

Securities and Exchange Commission
Division of Corporate Finance
August 25, 2006

          Because the businesses disposed of pursuant to the ACH Transactions did not meet the relevant criteria of paragraph 42 of SFAS No. 144, and the related guidance contained within EITF No. 03-13, the Company did not, and continues not to, report the results of operations of the ACH businesses disposed of pursuant to the ACH Transactions as “discontinued operations.”
Notes to Consolidated Financial Statements
Note 2. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page 71
     2.    We note your disclosure that significant retroactive price adjustments are recognized in the period when such amounts become probable. Please explain to us the nature of such price adjustments and tell us the frequency and amounts of such adjustments that you have recorded in the past. In addition, explain to us the reason your accounting for these adjustments is appropriate. As part of your explanation, address the reason why you do not provide an estimate of the amount of adjustments to be granted at the time revenue is initially recognized, and record it net of this provision. If you cannot provide a reasonable and reliable estimate, explain the reason why your inability to provide an estimate does not preclude you from recognizing revenue.
          The Company’s disclosure related to retroactive price adjustments is intended to address the Company’s accounting policy related to discrete price changes negotiated between the Company and its customers. Discrete price changes are generally the result of unique commercial issues or disputes arising subsequent to the shipment of products under existing commercial agreements between the Company and its customers and are generally the subject of specific negotiations between the Company and its customers. Discrete price changes may result from a late change in engineering specifications, production cancellation claims, or for other commercially relevant purposes.
          The Company records amounts associated with discrete price changes as a reduction to revenue when specific facts and circumstances indicate that a price reduction is probable and the amounts are reasonably estimable. Retroactive price reductions related to such non-routine commercial interactions recognized during 2005 were approximately $50 million. The Company records amounts associated with discrete price changes as an increase to revenue upon execution of a legally enforceable contractual agreement and when collectibility is reasonably assured. Retroactive price increases related to such non-routine commercial interactions recognized during 2005 were approximately $30 million. The Company believes its accounting for retroactive price adjustments related to such non-routine commercial interactions is appropriate as all necessary conditions for revenue recognition under SAB No. 101 (as amended by SAB No. 104) are present at the time of initial revenue recognition.

Securities and Exchange Commission
Division of Corporate Finance
August 25, 2006

          The Company’s disclosure was not intended to address the Company’s accounting policy related to price reductions resulting from routine commercial interaction between the Company and its customers (commonly referred to in the Automotive industry as “price productivity”). The Company ships product and records revenue pursuant to commercial agreements with its customers generally in the form of an approved purchase order. These commercial agreements comply with the requirements of SAB No. 101 (as amended by SAB No. 104). However, in certain limited instances the specific application of price productivity to individual parts pursuant to a commercial agreement may not be finalized. In such cases, the Company and the customer are generally in agreement regarding the price adjustment at the time of shipment and the Company accrues for anticipated customer price productivity as a reduction of revenue at the time of initial revenue recognition based on management’s best estimate. Price productivity recognized as shipments occurred during 2005 was approximately $180 million.
          The Company will clarify its disclosures in future filings related to its accounting policy for retroactive price adjustments to include a discussion related to the discrete nature of such items. Additionally, the Company will expand its disclosures in future filings to include a discussion of its accounting policy related to customer price productivity.
Note 9. Debt
Five year revolving credit facility and term loan, page 86
     3.    We note your disclosure that your credit agreements limit the amount of cash dividend payments that you can make. Please expand your disclosure in future filings to discuss the pertinent details of the restrictions on your ability to pay cash dividends. In addition, please disclose the amount of retained earnings and/or net income that is restricted or free of restrictions. Refer to the requirements of Rule 4-08(e) of regulation S-X.
          Disclosures will be expanded in future filings to discuss pertinent details of restrictions on the Company’s ability to pay cash dividends. In addition, the Company has previously provided an annual disclosure related to the amount of retained earnings and net income that is restricted in accordance with Rule 4-08(e) of Regulation S-X. Such disclosures were included in the Form 10-K in the Notes to the Consolidated Financial Statements under Note 7 Non-Consolidated Affiliates. The relevant disclosures have been reproduced below for reference.
Included in the Company’s accumulated deficit is undistributed income of non-consolidated affiliates accounted for under the equity method of approximately $130 million and $150 million at December 31, 2005 and 2004, respectively. The Company’s ability to move cash among consolidated and non-consolidated operating locations is subject to the operating needs of each location as well as restrictions imposed by local jurisdictions. Restricted net assets related to the Company’s

Securities and Exchange Commission
Division of Corporate Finance
August 25, 2006

consolidated and non-consolidated subsidiaries are approximately $50 million and $226 million, respectively as of December 31, 2005. Restricted net assets of consolidated subsidiaries are attributable to the Company’s operations in China, where certain regulatory requirements and governmental restraints result in significant restrictions on the Company’s consolidated subsidiaries ability to transfer funds to the Company.
          A similar disclosure related to the amount of retained earnings and net income that is restricted will continue to be made in the Form 10-K in accordance with the requirements of Rule 4-08(e) of Regulation S-X.
Interest rate swaps, page 87
     4.    We note that you have entered into fixed-for-variable interest rate swap agreements that have been formally designated as fair value hedges. You state that the effects of marking these contracts to market have been recorded in your consolidated balance sheets as direct adjustments to the carrying value of the underlying debt, and that such adjustments do not affect the results of operations unless the contracts are terminated. As it appears that you have used the short-cut method to account for your swap agreements, please confirm that your swap agreements meet all of the conditions prescribed in paragraph 68 of SFAS No. 133.
          The Company has entered into fixed-for-variable interest rate swaps for a portion of the Company’s 8.25% notes due August 1, 2010 ($125 million) and for a portion of the Company’s 7.00% notes due March 10, 2014 ($225 million). These interest rate swaps are designated as fair value hedges and are accounted for under the short-cut method of SFAS No. 133. The Company confirms that these fixed-for-variable interest rate swaps meet all applicable conditions prescribed in paragraph 68 of SFAS No. 133.
Note 10. Employee Retirement Benefits
Visteon Sponsored Plans
Employee Retirement Plans, page 88
     5.    We note that in December of 2005, you approved changes to your U.S. Salaried pension plans, which will eliminate service accruals as of June 30, 2006, as well as, early retirement supplements for participants who retire after July 1, 2006. Please tell us whether the changes to your U.S. Salaried pension plans qualify as a curtailment in accordance with paragraph 6(b) of SFAS No. 88, and the basis for your conclusion. If the changes to the pension plans qualify as a curtailment, tell us whether the curtailment is expected to result in a gain or loss, how such gain or loss was computed, and how your accounting treatment complies with paragraphs 12 through 14 of SFAS No. 88.

Securities and Exchange Commission
Division of Corporate Finance
August 25, 2006

          In December 2005, the Company approved changes to its U.S. Salaried Pension Plans (the “former plans”), which became effective July 1, 2006. Concurrently, the former plans were amended resulting in new U.S. Salaried Pension Plans (the “successor plans”). In connection with these plan amendments, service accruals related to the former plans ceased as of June 30, 2006 and a new cash balance benefit began to accrue under the successor plans for service earned after June 30, 2006. The new cash balance benefit related to the successor plans provides for revised pension benefits for all years of employees’ future service. Accordingly, the substance of the amendment is to maintain the same pension plan but with revised pension benefits.
          Paragraph 6(b) of SFAS No. 88, defines curtailment as “an event that significantly reduces the expected years of future service of present employees or eliminates for a significant number of employees the accrual of defined benefits for some or all of their future service.” Based on this definition, guidance from SFAS No. 88 Q&A question 23, and the nature of the changes to the former plans, the Company concluded that the changes to the former plans did not qualify as a curtailment under Paragraph 6(b) of SFAS No. 88, but rather qualified as a negative pension plan amendment under SFAS No. 87.
          Disclosures will be modified in future filings to clarify the nature of the changes to the former plans as being the result of a plan amendment rather than as a result of a termination of a benefit.
*       *       *

Securities and Exchange Commission
Division of Corporate Finance
August 25, 2006

     We acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have further questions regarding accounting matters discussed in this letter, you may contact Mr. William Quigley of Visteon at (734) 710-7220 or me at (734) 710-7110. You may direct any questions regarding legal matters to John Donofrio at (734) 710-7130 or Peter Ziparo at (734) 710-5266.

Very truly yours, /s/James F. Palmer James F. Palmer Executive Vice President and Chief Financial Officer

cc:	Mr. Michael F. Johnston John Donofrio, Esq. Peter M. Ziparo, Esq. Mr. William G. Quigley, III